RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

09045236

January 23, 2009

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

SEC Mai Processing
Section
JAN 2 7 2009
Washington, DC
111

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 23, 2009 accompanied with Unaudited Financial Results for the quarter ended December 31, 2008.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

PROCESSED
FEB 0 3 2009
THOMSON REUTERS

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

January 23, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended December 31, 2008

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges in India, we enclose a copy of the Unaudited Financial Results for the quarter ended December 31, 2008, which were approved by the Board of Directors at their meeting held on January 23, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE

RELIANCE NATURAL RESOURCES LIMITED

Registered Office 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

www.rnrl.in

Unaudited Financial Results for the quarter and nine months ended December 31, 2008

(Rs. Lakhs)

Sr.No.	Particulars	Quarter ended		Nine Months ended		Year ended
		31-12-2008 Unaudited	31-12-2007 Unaudited	31-12-2008 Unaudited	31-12-2007 Unaudited	31-03-2008 Audited
1	(a) Income from operations	13,771.03	4,073.74	22,492.14	7,906.29	20,278.57
	(b) Other operating Income	-	-	-	42.40	60.79
	Total Operating Income	13,771.03	4,073.74	22,492.14	7,948.69	20,339.36
2	**Expenditure**					
	(a) Cost of operations	11,205.51	3,591.06	18,725.60	6,595.64	17,998.56
	(b) Employee Cost	117.28	70.02	347.06	167.91	242.47
	(c) Depreciation (net)	-	174.83	-	523.47	694.64
	(d) Other Expenditure	643.82	245.61	1,965.20	1,118.63	1,404.69
	(e) Total Expenditure	11,966.61	4,081.52	21,037.86	8,405.65	20,340.36
3	Profit from operations before Other Income and Interest	1,804.42	(7.78)	1,454.28	(456.96)	(1.00)
4	Other Income (net)	3,175.73	4,969.17	11,837.85	13,754.78	16,391.29
5	Profit before Interest	4,980.15	4,961.39	13,292.13	13,297.82	16,390.29
6	Interest and Finance charges	2,455.32	1,820.00	6,964.55	5,805.60	7,815.49
7	Profit before tax	2,524.83	3,141.39	6,327.58	7,492.22	8,574.80
8	Provision for taxes					
	- Current Tax	88.78	1,329.60	258.74	1,555.57	1,692.56
	- Fringe Benefit Tax	8.04	3.45	15.64	9.45	11.60
	- Deferred Tax Liabilities / (Asset)	6.93	(570.96)	14.80	126.62	10.77
9	Net Profit for the period	2,421.08	2,379.30	6,038.40	5,800.58	6,859.87
10	Paid up Equity Share Capital	81,656.52	81,656.52	81,656.52	81,656.52	81,656.52
	(Face Value Rs. 5 per Share)					
11	Reserves (excluding revaluation reserve)					91,373.91
12	Earnings per share (* not annualised)					
	- Basic (Rs.)	0.15*	0.15*	0.37*	0.38*	0.44
	- Diluted (Rs.)	0.15*	0.15*	0.37*	0.38*	0.44
13	Public shareholding -					
	- Number of shares	737,522,280	737,522,280	737,522,280	737,522,280	737,522,280
	- Percentage of shareholding	45.16	45.16	45.16	45.16	45.16

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the above results for the quarter ended December 31, 2008 at their Meeting held on January 23, 2009.

2. The above results for the quarter ended December 31, 2008 have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreements entered into with the stock exchanges in India.

3. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

4. Tax Liability of the Company has been provided on the basis of Minimum Alternate Tax calculations.

5. Depreciation charged to Profit & Loss account has been shown net of recovery of Rs. 185.98 Lakhs for the quarter ended December 31, 2008 (Rs. 25.99 Lakhs for the corresponding previous quarter).

5. The Company, during the quarter ended December 31, 2008, received 13 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.

6 Figures of the previous quarter/period have been regrouped / reclassified wherever considered necessary,

For and on behalf of the Board of Directors

Place: Mumbai
Date: January 23, 2009

Anil D. Ambani
Chairman

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

MEDIA RELEASE

RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 24 CRORE (US$ 5.0 MILLION) FOR THE QUARTER - AN INCREASE OF 2%

TOTAL INCOME OF Rs 138 CRORE (US$ 28.3 MILLION) FOR THE QUARTER - AN INCREASE OF 238%

CASH PROFIT OF Rs 24 CRORE (US$ 5.0 MILLION) FOR THE QUARTER

NET WORTH OF Rs 1,791 CRORE (US$ 367.6 MILLION)

GOI HAS DECIDED TO ALLOCATE NATURAL GAS FROM KG D6 BASIN TO POWER PROJECT AT DADRI. COMPANY SHOULD BE ABLE TO COMMENCE BUSINESS OF GAS SUPPLY

Mumbai, January 23, 2009: Reliance Natural Resources Limited (**RNRL**) today announced its unaudited financial results for the quarter ended December 31, 2008. The performance highlights are:

- **Net Profit of Rs 24 crore** (US$ 5.0 million) for the quarter ended December 31, 2008, against Rs 23.7 crore in the corresponding previous period, **an increase of 2%.**

- **Total Income of Rs 138 crore** (US$ 28.3 million) for the quarter ended December 31, 2008, against Rs 40.7 crore in the corresponding previous period, **an increase of 238%**

- **Earnings Per Share (EPS) (not annualised) of Rs 0.15** for the quarter ended December 31, 2008.

As on December 31, 2008, **the net worth of the Company has increased to Rs 1,791 crore** (US$ 367.6 million).

On October 15, 2007, the Hon'ble Bombay High Court disposed of the Company Application No. 1122 of 2006 filed by the Company against Reliance Industries Limited (RIL), seeking implementation of demerger of Gas Based Energy Undertaking from RIL.

The Court in its judgment held that the Gas Supply Master Agreement (GSMA) as formed and signed by RIL on January 12, 2006 is in breach of the Demerger Scheme and that it would be appropriate for both the parties to renegotiate, reconsider and settle the terms of the existing GSMA afresh within four months and extended the operation of its interim order for four months.

Whilst the renegotiation process was on, RIL filed appeal against the said Bombay High Court order. The Company also filed appeal before the division bench of the Bombay High Court challenging certain inconsistent observations made in the judgment. In the meantime, the Government of India (GOI) in April 2008 filed an intervention application in the Bombay High Court and another application seeking vacation of the interim order against RIL creating third party interests.

RNRL had filed detailed replies to GOI's applications before the Bombay High Court opposing the GOI applications. The Company has also sent a legal notice to the Ministry of Petroleum and Natural Gas

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

seeking clarification that the gas utilisation policy for marketing of the Reliance Industries Limited KG basin gas would not prejudice the Bombay High Court proceedings and the rights of the Company.

The Company had on October 8, 2008 submitted copy of the relevant parts of the MOU of June 2005 to the Bombay high Court. The Court noted that the same was for Court's consideration and directed it to be kept in sealed envelope and in the custody of the Registrar General. The Court had permitted the Government of India to intervene merely for the purpose of assisting the Court in interpretation of the relevant provisions of the Production sharing Contract

Subsequently, faced with the application made by RNRL to Court to allow cross examination of the deponents of the affidavits filed by the Government of India, Government of India on 12.12.2008 sought Court's permission to withdraw all the affidavits filed by them and the Court accordingly granted permission.

GOI and RIL thereafter on 13.01.2009 filed further affidavits seeking vacation/modification/variation of the interim orders to enable RIL to enter into third part contracts for supply of gas from KG D6. The Company has opposed any change in the operation of the existing interim orders.

GOI has on 16.01.2009 filed an affidavit enclosing minutes recording the decision of Government of India that Natural Gas from KG D6 basin exploited by RIL would be allocated to and subject to availability would be available for the Dadri Power Project of Reliance Power Limited. The Company, therefore, expects that it would be able to set up its business of supplying gas including to the power projects of Reliance Power Limited

The hearing of the appeals is expected to be concluded shortly.

Background & Business Activities of RNRL

Reliance Natural Resources Limited, a part of the Reliance – Anil Dhirubhai Ambani Group, is engaged primarily in sourcing, supply and transportation of gas, coal and liquid fuels. It is also engaged in exploration, production and distribution of gas and the mining of coal.

RNRL has 4 blocks for the exploration of coal-bed methane and one block for oil & gas.

RNRL has forayed in to cement business and is currently in the process of identifying locations to set up cement plants which will be integrated with group's power plants.

END